PARTICIPATION IN THE CAPITAL INCREASE OF POSCO PLANTEC

The Board of Directors of POSCO resolved to participate in a capital increase of KRW 239 billion in POSCO Plantec Co., Ltd. (“POSCO Plantec”). After the participation in the capital increase, POSCO will own 60.8% of the total issued and outstanding shares of POSCO Plantec.